Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Bilibili Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9626)

PROPOSED ADOPTION OF

NEW ARTICLES OF ASSOCIATION

This announcement is made by Bilibili Inc. (the “Company”) pursuant to Rule 13.51(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) in relation to the proposed adoption of the ninth amended and restated memorandum of association and articles of association (the “New Articles of Association”).

The board of directors of the Company (the “Board”) has proposed to amend the eighth amended and restated memorandum of association and articles of association of the Company adopted on June 30, 2022 (the “Existing Articles of Association”) by adopting the New Articles of Association in substitution for and to the exclusion of the Existing Articles of Association mainly to (i) comply with Rule 8A.44 of the Listing Rules which requires, among others, issuers with weighted voting rights structures to give force to the requirements of Rule 8A.27 by incorporating them into their articles of association or equivalent document; and (ii) incorporate certain housekeeping amendments.

The proposed adoption of the New Articles of Association is subject to the approval of the shareholders of the Company (the “Shareholders”) by way of a special resolution at the upcoming annual general meeting of the Company (the “AGM”). A circular containing, among others, details of the proposed amendments to the Existing Articles of Association and a notice convening the AGM will be published as soon as practicable.

The New Articles of Association, if approved by the Shareholders at the AGM, will come into effect upon such approval by the shareholders at the AGM and the full text of the New Articles of Association will be published on the website of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk and the investor relations website of the Company at https://ir.bilibili.com/ after trading hours (Beijing time) on the date of the AGM.

By order of the Board
Bilibili Inc. Rui Chen Chairman

Hong Kong, April 16, 2026

As at the date of this announcement, the Board comprises Mr. Rui Chen as the chairman, Ms. Ni Li and Mr. Yi Xu as directors, Mr. JP Gan, Mr. Eric He, Mr. Feng Li and Mr. Guoqi Ding as independent directors.